OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

GuruMD Virtual Med, Inc.

1515 South Capital Texas Highway, Suite 105
Street Address 2
Austin, TX 78746

www.gurumd.net



55555 shares of Class B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 5,944,444* shares of Class B Common Stock ($1,069,999.92)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 55,555 shares of Class B Common Stock ($9,999.90)

Company	GuruMD Virtual Med, Inc.
Corporate Address	1515 S. Capital of Texas Hwy Suite, 105 Austin, TX 78746
Description of Business	Telemedicine Platform
Type of Security Offered	Class B Common Stock, deliverable in the form of tokens ("**GMD Tokens**")* (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.18 per share
Minimum Investment Amount (per investor)	$250.02
Company Repurchase Right	In the event of an institutional or venture financing for $1,000,000.00 or more, the Company may repurchase the shares sold in this offering at the greater of either (i) the valuation of the Company in the institutional financing, or (ii) 110% of the original purchase price.

*All tokens will be delivered after the campaign is completed, and upon availability of the Tokens.

Terms of Tokens

Class B Non-Voting Common Stock ("GMD" Tokens)

Description: Each "GMD" Token represents a single share of Class B Non-Voting Common Stock of the company, with rights and preferences as designated in the Certificate of Incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** We currently intend listing the token on SEC licensed exchanges, but

this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights**: None.
- **Restrictions on Transfer**: 1 year from the closing of this Offering
- **Dividends/Distributions**: The Class B Non-Voting Common Stock participate together with the holders of Class A Voting Common Stock on all dividends and distributions declared by the Board of Directors.
- **Redemption Rights**: None.

- **Other**: None.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

GuruMD Virtual Med, Inc. will offer 10% additional bonus "GMD" Tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of the campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class B Non-Voting Common Stock at $0.18 / share, you will receive 100 Class B Non-Voting Common Stock bonus shares, meaning you'll own 1,100 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Previous Entity & Subsidiary

On July 5, 2017, GuruMD LLC, a Texas corporation, was formed. On August 28, 2018, GuruMD Virtual Med, Inc., a Delaware corporation, was formed. GuruMD Virtual Med, Inc. authorized 70,000,000 shares of $0.0001 par value Class A Common Stock (voting) and 30,000,000 shares of $0.0001 par value Class B Common Stock (non-voting). The rights and preferences are identical between the classes, with the exception of voting rights which only Class A Common Stock are entitled to. The members of GuruMD, LLC agreed to exchange 100% of their membership interests in GuruMD, LLC for a total of 54,500,000 shares of Class A Common Stock in GuruMD Virtual Med, Inc. Therefore, as of August 28, 2018 GuruMD, LLC became a wholly owned subsidiary of GuruMD Virtual Med, Inc.

Our Business

Simply put, you can **skip the waiting room and see a Doctor on your phone, computer, or smart device! This is called Telemedicine! GuruMD's urgent telemedicine approach offers high level medical care to its patients, allowing them to skip the Emergency Room and Urgent Cares for most non-emergency medical conditions!**

GuruMD's cutting-edge technology connects patients to doctors through virtual encounters (face-to-face video visits), increasing healthcare accessibility while decreasing the strain on Emergency Room and Urgent Care facilities.

Patients love GuruMD! When GuruMD's patients experience the cost savings associated with higher level care: online lab orders, imaging and electronic prescriptions, they will never want to go back to the germ filled waiting rooms! **GuruMD has a cause.** Each time a patient uses GuruMD™, a portion of the proceeds goes towards charity, providing medical care to those in need.

Doctors love GuruMD! Physicians can see patients from anywhere. Doctors extend their medical presence in multiple locations, powerfully generating income for themselves while saving medical institutions money. Optimization is key to Hospital survival as well as the mental health of our Physicians.

Hospitals love GuruMD! Re-directing low acuity patients from the Emergency Room reduces the Hospital's bottom dollar. This is game changing! The Hospital's Emergency

Room can now optimize revenue by connecting these patients to the appropriate provider through video visits, increasing the hospitals likelihood for reimbursement. Traditionally the Hospital must eat this costly expense, but not anymore! **The Hospital gets a break and the under-served patient gets the medical care they need and deserve.**

Competition

We face competition from various entities in the telehealth industry and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

Litigation

There are no pending claims or litigation against, nor are we aware of any claims that may be asserted.

Note

We operate a portion of our business through GuruMD LLC, which holds certain contracts with our providers and insurance companies.

The team

Officers and directors

Clinton Osborn, MD.	Co-Founder/ President of GuruMD
Kassey Osborn, FNP-C	Co-Founder, COO, and Director of GuruMD
J. Trevor Babyak	Business Strategy and Secretary

Clinton Osborn, MD.
Dr. Osborn is CEO, co-founder and president of GuruMD. As a Board-Certified Physician, he's practiced medicine throughout The United States, working in Emergency Rooms, Hospital Systems, and Clinics treating acutely ill patients, Dr. Osborn felt it was time for a change, fueling the creation of the GuruMD platform. His passion for Med-Tech/ Fin-Tech, including cryptocurrencies, are combined to address many inefficiencies in medicine, sparking the idea and creation of GuruMD. He currently participates in various community outreach programs, is an active member of the Texas Medical Association, American Telemedicine Association, and advocate for increased accessibility for patient medical care. Dr. Osborn completed his family medicine residency in 2010 from Texas Tech University Health Science Center of the Permian Basin. From Nov. 2015-Sept. 2017, Dr. Osborn has worked full time as an Emergency Medicine Physician at EmCare. In Sept. 2017, he founded GuruMD, and still serves as CEO and Director. Dr. Osborn dedicates 10% of his time as a practicing Physician and the other 90% to GuruMD.

Kassey Osborn, FNP-C
Kassey, co-found GuruMD in 2017, is an active Board-Certified Nurse Practitioner and Virtual medicine advocate. She helped lead, launch, and develop a disruptive Telemedicine platform straight out of the Silicon Hills of Austin, Texas. Kassey has traveled throughout the Lone Star State working in busy Emergency Rooms, Hospital

Systems and Clinics. She is currently in charge of an active multi-state Virtual Medicine Pilot, www.gurumd.net, where she diagnoses, treats, and facilitates patient care, while leading the adaptation of the Platform. She led the development of the GuruPay™ system, designed to provide multiple payment options for the B2B sector as well as B2C. From 2015 - 2017, Kassey worked as a Nurse Practitioner in a busy Emergency Room and at a primary care clinic called Temple Walk-In Clinic. In Sept 2017, she co-founded GuruMD and works for the company full time as COO, CFO and Director.

J. Trevor Babyak
Trevor has served as GuruMD's Business Strategist and Secretary since 08/2018 . He founded CEO Symposium, in 12/2016. Prior thereto, between 01/2011 and 10/2016 he served as Program Administrator of the Bank CEO Network/ Bank Advisory Group where he was a financial analyst, providing bank stock valuations for community banks. Trevor graduated from Texas State University. Trevor devotes 90% of his time to GuruMD and 10% to CEO Symposium.

Number of Employees: 6

Related party transactions

From time-to-time, Osborn MD PA, which holds 10% of the outstanding shares of common stock of the Company, and which is owned by Clinton Osborn, a director and officer, and the holder of 45% of our outstanding common stock, has from time to time advanced the Company funds for operating capital or has paid for expenses on the Company's behalf. These advances are considered short-term, due on demand and carry no interest. As of October 1, 2018, the outstanding amounts due was $190,332.00


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.** To date, we have generated minimal revenues from our principal operations. We have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our GuruPop, GuruConnect and/or GuruPay platforms (collectively, the "GuruMD Platform"), and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **The Company may not successfully develop, market and launch the completed GuruMD Platform.** We view the development and launch of the GuruMD Platform as a key commercial milestone. The Company remains in the preliminary stages of development of the GuruMD Platform, and it may never be developed. In addition, the development of the GuruMD Platform will require significant capital funding, expertise of the Company's management and time and effort in order to be successful. The Company may have to make changes to the specifications of the GuruMD Platform for any number of reasons or the Company may be unable to develop the GuruMD Platform in a manner that realizes those specifications or any form of a functioning network. It is possible that the launch of the GuruMD Platform may never occur. The GuruMD Platform, if successfully developed and maintained, may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to develop and complete the launch of the GuruMD Platform and subsequently to maintain the GuruMD Platform, it is still possible that the GuruMD Platform will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

- **Our intellectual property could be unenforceable or ineffective.** One of our most valuable assets is our intellectual property. We have a pending patent application and plan to explore other opportunities to patent parts of our core technology, however, such patent may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our all or portions of the GuruMD Platform, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign the technology in order to safeguard our competitive edge against competitors in the same industry. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease operating the GuruMD Platform, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for the GuruMD Platform. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

- **The market in which we participate is competitive and, if we do not compete**

effectively, our operating results could be harmed. We face competition from various entities in the telehealth industry and new startups are continually launching in the marketplace. Many of these competitors have substantially greater financial resources than we have, and we may not be able to compete with them.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers, which include patients, physicians and other third party medical service providers, constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of the GuruMD Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results.

- **Failure to Maintain a Positive Reputation.** A positive reputation with patients, physicians, insurance companies and other third parties in the medical industry, concerning our telehealth platform is important in attracting and retaining physicians and other medical service providers, as well as attracting and retaining patients, who have a number of choices from which to seek telehealth services. To the extent the GuruMD Platform becomes perceived as not compelling to patients, physicians, insurance companies, and other third parties in the medical industry, our ability to maintain a positive reputation may be adversely impacted.

- **We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.** The operation of the GuruMD Platform and our business subject to substantial regulation under federal, state, local and foreign laws, including, but not limited to the Health Insurance Portability and Accountability Act of 1996 (HIPAA), which is aimed at protecting the privacy and security of certain health information, and the Health Information Technology for Economic and Clinical Health (HITECH), which extends the privacy and security protections under HIPPA. The GuruMD Platform will need to comply with HIPPA, HITECH and other governmental standards and regulations relating to operating a telemedicine application and handling confidential patient records. In addition, we will seek to be compliant with the Common Security Framework (CSF) a healthcare cybersecurity framework that includes both federal and state regulations, and which requires a third-party auditor to validate the use of specific controls set forth by the CSF. We will incur costs in complying with these regulations and standards, and may be required to incur additional costs to comply with any changes to such regulations and standards. While we believe that we will be able to operate the GuruMD Platform in compliance with applicable laws, if we are determined to have violated such laws, it could result in, among other things, negative publicity, government investigation and/or government or private litigation, any of which could be costly to defend or respond to, and divert management's attention from the operation of our business.

- **We will depend, in part, on insurance companies, providing coverage for our telehealth services.** While we believe many patients will opt to use the GuruMD

Platform without insurance coverage, we will be dependent, in part, on insurance companies providing coverage for our telehealth services. While we have secured contracts with certain insurance companies for certain aspects of our platform, and believe we will be able to secure additional contracts, if we are unable to obtain and maintain such additional contracts, or maintain any existing contracts, it would reduce the number of patients willing to use our services, which could have a material adverse effect on our business, prospects and operating results.

- **We will depend, in part, on physicians and other third party medical service providers, adopting our platform.** While we believe many physicians and medical service providers, such as labs and pharmacies, will adopt and use our platform because it will result in additional revenue and cost savings, if we are unable to successfully market our platform and onboard and retain a sufficient number of physicians and third party medical service providers, it would reduce the number of patients willing or able to use our services, which could have a material adverse effect on our business, prospects and operating results.

- **Lack of Operating History and Risks of Startups/Early-Stage Companies**
Investments in startups, including us, involve a high degree of risk. Investments in our securities, including our Class B Non-Voting Common Stock, may involve an even higher degree of risk. Financial and operating risks confronting startups are significant and we are not immune to these. The startup market in which we compete is highly competitive, and the percentage of companies that survive and prosper is small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

- **We have minimal operating capital, no significant assets and no revenue from operations.** We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of Class B Non-Voting Common Stock or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other events which would have a material adverse effect on us and our members.

- **No management Rights in us.** Subject to applicable law and, except as mentioned in our organizational documents, Class B Non-Voting Common Stock holders have no voting rights or other management or control rights in us, and, consequently, the investment in Class B Non-Voting Common Stock does not carry with it any right to take part in the control or management of our business, including, but not limited to, the election of directors. Accordingly, our directors and stockholders who hold voting shares will control our decisions. Class B Non-Voting Common Stock holders will have no influence or vote on any corporate matters, and the voting shareholders and directors may take actions of which a majority of Class B Non-Voting Common Stock holders disapprove. In assessing the risks and rewards of an investment in Class B Non-Voting Common Stock, Investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, and employees to make appropriate decisions in respect to our management, and Class B Non-Voting Common Stock holders will be subject to the decisions of our directors, officers, and employees.

- **We May Not Be Able to Obtain Adequate Financing To Grow Our Operations.** Even if we successfully raise $1,070,000 from this offering, we may need additional funds to grow our operation. If required, we will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from financial institutions. We cannot assure you that we will be able to raise additional funds when needed.

- **Terms Of Subsequent Financings May Adversely Impact Your Investment.** We will may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more common or preferred equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** The GuruMD Platform, our software applications, and other interfaces or applications built upon the GuruMD Platform are still in an early development stage and are unproven, and there are no assurances that the GuruMD Platform will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use the GuruMD Platform. Further, the GuruMD Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the GuruMD Platform. Cyber-attacks may target patients, physicians, other medical service providers, or other third parties, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, such as HIPPA and HITECH, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store Investors' and patients' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor or patient data, our relationships with our investors, patients, physicians, other medical service providers, insurance companies and/or other third parties will be severely damaged, and we could incur significant liability. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **The further development and acceptance of blockchain networks, including the GuruMD Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of the GuruMD Platform and the development of a digital assets.** Our current business plan contemplates that the GuruMD Platform will be blockchain based and incorporate the use of the GuruSave voucher (G$) which patients may use for or towards insurance co-payments and to pay for other medical related services, such as lab orders and prescriptions. The growth of the blockchain industry, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptoasset industry and blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences; • The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

- **The regulatory regime governing blockchain technologies is uncertain. Developments in regulations in the United States or in other jurisdictions may alter** the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business. Regulation of crypto assets in the United States and in foreign jurisdictions is in its early stages of development and is subject to unpredictable changes which may have an adverse impact on us. The regulatory status of crypto assets remains unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the local, state, federal, foreign, or international level may adversely affect the use, transfer, exchange, and value of crypto assets. These legislative and regulatory changes or actions are difficult to predict and may adversely impact the blockchain technology underlying the GuruMD Platform. Additional or changing regulations could also limit the use of crypto assets on various crypto asset platforms. Such reductions in use could decrease or remove the value of the functionality achieved on those platforms and cause a substantial decrease the value of those crypto assets and demand for our contemplated blockchain-based platform.

- **Management Discretion As To Use Of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability And Liquidity.** Each Investor agrees that it will acquire our Class B Non-Voting Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Clinton Osborn, 55.0% ownership, Class A Common Stock
- Kassey Osborn, 45.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 54,500,000

The Company's Certificate of Incorporation authorize the issuance of up to 70,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 30,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 54,500,000 shares of Class A Common Stock outstanding and no shares of Class B Common Stock outstanding.

The Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

- Class B Common Stock: 0

The Company's Certificate of Incorporation authorize the issuance of up to 70,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 30,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"). As of immediately prior to the commencement of this Offering there were 54,500,000 shares of Class A Common Stock outstanding and no shares of Class B Common Stock outstanding.

The Voting Rights

The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class A Common Stock and Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

Company Repurchase Right of shares sold in this Offering

The Company may, at any time after the closing of this Offering, and in connection with an institutional or venture financing in the minimum amount of $1,000,000.00, repurchase the Securities, by delivering the subscriber written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be the greater of (a) the valuation of the Company in such institutional financing, and (b) 110% of your investment. Upon delivery of such notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have generated minimal revenues we anticipate profitable margins by 4th quarter 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial statements

Our financial statements for the year ending December 31, 2017 can be found as an Exhibit to the Form C of which this Offering Memorandum forms a part.

Financial condition

The Company's wholly owned operating subsidiary GuruMD, LLC generates revenue by providing telemedicine services to patients in Texas and New Mexico. Texas and New Mexico have historically represented 100% of the Company's annual sales, with only serving patients in the state of Texas during 2017.

Results of operations

Year ended December 31, 2015. No previous year to compare.

Revenue

Revenue for fiscal year 2017 was $6,384.00. We were only operating two months out of this year and providing care for cash pay patients only. In 2017, we were only operating on a business to consumer model, which since this time we have implemented an additional Business to Business model. After the implementation of different structural models and the acceptance of insurance, our revenue has increased.

Cost of sales

Cost of sales in 2017 was $3,191.00. We feel the cost of sales will continue to downtrend as organic traction upticks and Business to business contracts are executed.

Gross margins

2017 gross profit will be compared to 2018. We are projected to grow at a 42% annual growth based on current revenues. This expected increased performance is dependent on higher-margin business-to-business sales combined with the existing business to consumer model.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of GuruMD, LLC. Expenses in 2017 totaled $126,738. The Company hired 4 employees in 2017, two providers, one in marketing and two in operations.

Financial Milestones

We are investing in the continued growth of our brand and are generating sizeable net income losses as a result. We are seeking to hit the following milestones: 1st quarter 2019: Obtain insurance broker contracts, obtain employer benefits solution's contracts, form health share network partnerships and continued growth with our B2C model including increased number of insurance contracts. 2nd quarter 2019: Continued expansion of telemedicine services targeting the 35 parity law states. Accepting alternative currencies as payment, including cryptocurrencies. 3rd quarter 2019: Integrate wearable (peripheral) medical devices. 4th quarter 2019: Entertain the idea of AI (Artificial Intelligence integration) for direct patient care and well check visits.

Liquidity and Capital Resources

As of December 31, 2016, we had $0 in cash, and as of December 31, 2017, we had $6,203.00 in cash. We have financed our operations through insider loans as described below.

The Company is seeking to raise up to $1,069,999.92 million through a Regulated CF crowdfund. The Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. We anticipate we can operate our business for 12 months without any additional infusions of capital. We will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

From time-to-time, Osborn MD PA, which holds 10% of the outstanding shares of common stock of the Company, and which is owned by Clinton Osborn, a director and officer, and the holder of 45% of our outstanding common stock, has from time to time advanced the Company funds for operating capital or has paid for expenses on the Company's behalf. These advances are considered short-term, due on demand and carry no interest. As of October 1, 2018, the outstanding amounts due was $190,332.00

Recent offerings of securities

None

Valuation

$9,800,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. GuruMD's Valuation is based on comparable Telemedicine Startups which received seed funding over the last several years with comparable traction and market share. These include: Plushcare-- https://www.crunchbase.com/organization/plushcare Lemonaid-- https://www.prnewswire.com/news-releases/telemedicine-innovator-lemonaid-health-raises-11-million-in-series-a-funding-300461008.html MDLIVE-- https://www.crunchbase.com/funding_round/mdlive-series-unknown--5d7701d0 SnapMD-- https://www.crunchbase.com/search/funding_rounds/field/organizations/funding_total/snapmd

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Employing Providers/ Staff	$0	$300,000
Marketing	$0	$100,000
Working Capital	$9,400	$280,000
Sales Team	$0	$83,000.00
Utilization Team	$0	$62,800.00
Human Resources	$0	$80,000.00
Platform Maintenance and Upgrades	$0	$100,000.00
Total Use of Net Proceeds	$9,400	$1,005,800

*Offering Goals are estimates. Actual amounts may vary for avoidance of fractional shares.

We are seeking to raise a minimum of $9,999.90 (target amount) and up to $1,069,999.92 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,069,999.92, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as set forth above. Marketing includes online advertising, strategic organic marketing, targeting decision makers, promotional materials. Human Resources includes employing office staff. Working Capital will go towards rent, utilities, supplies, computers and hardware maintenance. Funds set aside will go towards an active sales team, who also will educate users, employers, employees and institutions in efforts to increase utilization. Platform and Maintenance consists of software scaling, daily maintenance and upgrades to facilitate new payer contracts and clients.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.gurumd.net in the Section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GuruMD Virtual Med, Inc.

[See attached]

GuruMD Virtual Med, Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2017

GuruMD Virtual Med, Inc.
Index to Financial Statements
(Unaudited)



To the Stockholders of
GuruMD Virtual Med, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of GuruMD Virtual Med, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheet as of December 31, 2017, and the related statements of operations, changes in members' deficit, and cash flows for the for the period ended July 5, 2017 (inception) to December 31, 2017, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC
Denver, Colorado
October 16, 2018

GURUMD VIRTUAL MED, INC.
CONSOLIDTED BALANCE SHEET
AS OF DECEMBER 31, 2017
(Unaudited)

	2017
Assets	
Current assets:	
Cash	$ 6,203
Total current assets	6,203
Property and equipment, net	2,584
Total assets	$ 8,787
Liabilities and Members' Deficit	
Advances from related parties	$ 132,332
Total liabilities	132,332
Commitments and contingencies (Note 3)	-
Members' deficit:	(123,545)
Total liabilities and members' deficit	$ 8,787

See accompanying notes to the consolidated financial statements and Independent Accountants' Review Report.

GURUMD VIRTUAL MED, INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND CHANGES IN **MEMBERS'** DEFICIT
FOR THE PERIOD FROM JULY 5, 2017 (INCEPTION) TO DECEMBER 31, 2017
(Unaudited)

	2017
Revenues	$ 6,384
Cost of revenues	3,191
Gross profit	3,193
Operating Expenses:	
General and administrative	77,785
Sales and marketing	7,711
Research and development	41,242
Total operating expenses	126,738
Net loss	$ (123,545)
Beginning members' deficit	-
Ending members' deficit	$ (123,545)

See accompanying notes to the consolidated financial statements and Independent Accountants' Review Report.

GURUMD VIRTUAL MED, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JULY 5, 2017 (INCEPTION) TO DECEMBER 31, 2017
(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(123,545)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		90
Net cash used in operating activities		(123,455)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(2,674)
Net cash used in investing activities		(2,674)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances		132,332
Net cash provided by financing activities		132,332
Increase in cash and cash equivalents		6,203
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	6,203
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

See accompanying notes to the consolidated financial statements and Independent Accountants' Review Report.

4

GURUMD VIRTUAL MED, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND FOR THE PERIOD OF JULY 5, 2017 (INCEPTION) TO
DECEMBER 31, 2017 (Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

GuruMD Virtual Med, Inc. (the "Company"), doing business as GuruMD, is a Delaware corporation formed on August 28, 2018. GuruMD, LLC (the "Subsidiary Company"), is a limited liability company organized July 5, 2017 (inception) under the laws of Texas under common ownership and control as the Company. In August 2018, the Subsidiary Company merged with the Company in an acquisition transaction, whereby the owners of the Subsidiary Company agreed to exchange 100% of the interests in the Subsidiary Company for 54,500,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

GuruMD is a telemedicine software platform. This mobile app, website, and payment solution allows providers and patients to connect through its proprietary platform aiming to increase healthcare accessibility and medical provider optimization through virtual encounters.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2017 and for the period from July 5, 2017 (inception) to December 31, 2017 are accordingly adjusted as though the acquisition had occurred at the beginning of prior period. Therefore, these consolidated financial statements include all accounts of GuruMD Virtual Med, Inc. and its subsidiary, GuruMD, LLC. As GuruMD Virtual Med, Inc. was not yet formed as of December 31, 2017, all activity and balances presented in these consolidated financial statements are of GuruMD, LLC. All significant intercompany transactions are eliminated in consolidation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: regulatory changes from the healthcare industry, acceptance into the marketplace, state-by-state requirements for telemedicine, competition from other providers of telemedicine services. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognize revenues from online consultations and software licensing when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Costs of Revenues

Costs of revenues include the cost of software and hosting fees.

Research and Development

We incur research and development costs during the process of researching and developing our product offerings. We expense these costs as incurred until the resulting product has been completed, tested and made ready for commercial use.

Income Taxes

The Company is a taxed as a limited liability company as of December 31, 2017. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Subsequent to December 31, 2017, the Company's tax treatment will change to taxation as a corporation for activity occurring after the acquisition date (as discussed in Notes 1 and 8).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2017 has an estimated useful life of 5 years while capitalizing assets who have a useful life greater than 1 year and whose cost is greater than $1,000.

The Company's property and equipment consisted of the following as of December 31, 2017:

Property and equipment, at cost	$ 2,674
Accumulated depreciation	(90)
Property and equipment, net	$ 2,584
Depreciation expense	$ 90

NOTE 3 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $123,545 and had negative operating cash flows for the period ended December 31, 2017, has a member's deficit of $123,545 as of December 31, 2017, has current liabilities in excess of current assets by $126,129 as of December 31, 2017, and has limited liquid assets with just $6,203 of cash as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time, the Subsidiary Company's managing member and a related entity have advanced the Subsidiary Company funds for operating capital or have paid for expenses on the Subsidiary Company's behalf. These advances are considered short-term, due on demand, and carry no interest. The outstanding balance under these arrangements as of December 31, 2017 was $132,332.

NOTE 6 – **MEMBERS'** DEFICIT

As of December 31, 2017, the Company (then comprised solely of GuruMD, LLC) was 100% owned by its managing member and related individuals or entities. As discussed in Note 8, subsequent to December 31, 2017 100% of the interests in GuruMD, LLC were acquired by the GuruMD Virtual Med, Inc.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent to year end, related parties, as indicated in Note 5, have provided additional advances totaling approximately $58,000 under the same terms.

On August 28, 2018, GuruMD Virtual Med, Inc., a Delaware corporation, was formed. GuruMD Virtual Med, Inc. authorized 70,000,000 shares of $0.0001 par value Class A Common Stock (voting) and 30,000,000 shares of $0.0001 par value Class B Common Stock (non-voting). The rights and preferences are identical between the classes, with the exception of voting rights which only Class A Common Stock are entitled to. The members of GuruMD, LLC agreed to exchange 100% of their membership interests in GuruMD, LLC for a total of 54,500,000 shares of Class A Common Stock in GuruMD Virtual Med, Inc. Therefore, as of August 28, 2018 GuruMD, LLC became a wholly owned subsidiary of GuruMD Virtual Med, Inc.

The Company has evaluated subsequent events that occurred after December 31, 2017 through October 5, 2018, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GuruMD is pending **StartEngine Approval.**



GuruMD
Urgent Telemedicine
● Small OPO 🏠 Austin, TX 🏷 Health Tech 📍 US Investors Only

0
Investors

$0.00
Raised of $10K - $1.07M goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Join Us to Heal Our Healthcare System Together

Invest in GuruMD (GMD TOKEN)





Today, emergency rooms are over utilized like never before in fact a recent study by Science Daily state, "nearly half of US medical care comes from the Emergency Room (1)." Many of these costly Emergency Room visits can be avoided by redirecting patients appropriately. **Today, medical dollars are not optimized!** Patients are dissatisfied with excessive healthcare costs and poor quality of care with decreased accessibility. Doctors are struggling with burnout (4) like never before. **It's time for change, don't worry GuruMD™ is already changing things!** GuruMD™ directly addresses these issues, offering a new found hope to our failing medical system. **GuruMD™ is currently active, and in existence, providing telemedicine visits in the states of Texas and New Mexico.**

GuruMD™ differentiates itself from other telemedicine products through its cutting-edge user experience. GuruMD™ is designed to stop the leaks within the healthcare system. GuruMD directs patients away from costly emergency rooms and urgent cares by providing an alternative cost effective medical solution. This potentially saves the healthcare system billions of dollars(2), while saving the Emergency Rooms for true emergencies and urgencies. GuruMD™ provides top notch medical care while maintaining superior customer service, putting a smile on the faces of their many patients.

GuruMD™ is socially responsible. For those who cannot afford the luxury of telemedicine, GuruMD™ has a Social Cause, providing a portion of its proceeds for free medical care. When patients utilize GuruMD™ they are truly giving back to society!

GuruMD™'s cutting-edge mobile app platform and payment solution connect physicians and patients through virtual encounters (face-to-face video visits), increasing healthcare accessibility for patients across the United States. Additionally, GuruMD™ is designed to optimize physician's expertise by removing traditional restrictions they face by extending their virtual presence to multiple locations from wherever they are.

Simply put. You can see a Doctor on your phone, computer, or smart device via video visits! This is called Telemedicine!

GuruMD™ is different because they offer patients higher level of care, compared to competitors, in efforts to keep patients out of the costly emergency rooms.

Patients love GuruMD! Germ filled waiting rooms become a thing of the past once patients experience the time and cost savings associated with online labs, imaging and prescriptions. Additionally each time a patient uses GuruMD, a portion of their visit covers a medical visit for those in need!

Doctors love GuruMD! Physicians can see patients from anywhere. Doctors extend their medical presence in multiple locations, powerfully generating income for themselves while saving medical institutions money. Optimization is key to Hospital survival as well as the mental health of our Physicians.

Hospitals love GuruMD! Patients often arrive in the Emergency Room for low acuity situations(3), like a cough. Hospitals have an extremely hard time obtaining adequate reimbursement for these types of visits(5). With GuruMD the Hospital's Emergency Room can now optimize revenue by connecting these patients to the appropriate medical provider through video visits, increasing the hospitals likelihood for reimbursement. Traditionally the Hospital must eat this costly expense, but not anymore! **The Hospital gets a break and the underserved patient gets the medical care they need and deserve.**



New parity laws allow medical facilities to bill additionally (14)for Video visits! This goes towards their bottom dollar as well, **generating new revenue** for the Hospital!

Payers (aka insurance companies)love GuruMD too! Decreased Emergency Room visits, re-direction of patients to the appropriate Doctor, combined with reduced unnecessary testing saves them tons of money. **This is truly a win-win for all parties involved!**



Secret to Savings

Educating Patients and Employers! – Studies show education leads to increased utilization! (8,9)

Higher Level of Services! – Online Labs, Imaging and Prescriptions!

Social Cause- 90% of customers prefer companies associated with a Cause! (9) **GuruMD Gives Back!**

Each Emergency Room visit can cost thousands of dollars(3). Reducing these non-emergency visits can translate into billions of dollars saved across the United States.

Why You Should Invest in GuruMD

The field of TeleMedicine is growing. Our healthcare system needs help NOW and GuruMD is ready to make significant changes. There has never been a win-win approach for all parties involved, especially one that includes the patient. Investing in GuruMD will help fuel the necessary expansion of its platform into multiple aspects of healthcare, disrupting the industry as we know it.

- **Huge market growth potential (expansion to all 50 states)**
- Offer higher level of services, re-directing patients from the costly Emergency Room
- **Aims at high utilization rates, strategically educating its users leading to extreme cost savings**
- Top rated customer service (5 Star)
- **Functional solution with traction, multi-state and growing**
- Ability to support over 100,000 daily medical visits utilizing scalable cloud solution via AWS
- **Action plan for rapid expansion**
- Fully invested team dedicated to creating change
- **Social cause- giving back to society**



GuruMD is a bootstrapped med-tech company they have gone to market and currently have early adoption and traction. Over this short period of time they've expanded to 2 states and have a roadmap to hit all 50! They are a close-knit team with each member strategically complimenting the other.

GuruMD directly helps patients, businesses, medical facilities, and doctors through its systematic approach. You're not only investing in a vision but a vision with traction. GuruMD will keep hospital doors open, saving Emergency Rooms for true Emergencies in turn saving money and most importantly, lives. This is GuruMD's purpose and mandate. Please join GuruMD's life saving solution! Become an advocate for affordable and accessible health care. Invest in GuruMD today!

Who is GuruMD?

Based in Austin, Texas, GuruMD is a multi-state telemedicine service, serving over 30 million clients throughout Texas and New Mexico. GuruMD is actively expanding its primary business services by targeting each state and leveraging telemedicine with new parity laws. These states have active parity legislation paving the way for rapid telemedicine adoption. This means insurers must reimburse a virtual medicine patient visit as if it were a face-to-face encounter. GuruMD is proud to be at the forefront of telemedicine connecting all the new parity states, enacting technology that patients, Doctors, payers and healthcare facilities will benefit from.



GuruMD's team has extensive medical, legal and technology backgrounds. Consisting of Physicians, Physician Assistants, Nurse Practitioners, Technological Specialists, Business Strategists, Financial Experts, Software Developers, Cryptocurrency Advocates, and Blockchain Enthusiasts

How Well is GuruMD Doing - Profitability in Texas




Development Stage

GuruMD™ is currently active, and in existence, providing telemedicine visits in the states of Texas and New Mexico. Patients visit GuruMD via the app or website, www.gurumd.net, the platform settles payment and connects patients via telemedicine (video visits) from wherever they are to a Doctor who can diagnose and treat patients utilizing electronic prescriptions, lab orders and imaging orders, meeting HIPAA/HITECH/HITRUST compliance.

The Offering

$0.18/share Class B Non-Voting Common Stock, deliverable in the form of tokens ("**GMD Tokens**")

When you invest in GuruMD's Tokenized Equity you are betting the company's future value will exceed $10.8M.

 This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

GMD Tokens

Description: GMD Tokens will represent Class B Common Stock, with rights, preferences, privileges, and restrictions as designated in the Articles of Incorporation and attached as an Exhibit to the Offering Document. GMD Tokens will be issued on the Ethereum Blockchain.

The right to tokens is contingent upon the successful development of such Tokens and to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form.

The remedy is GuruMD! Join the Evolution of Healthcare!

GuruMD Solution

Who likes to hear how much they pay for health insurance? Who thinks they are paying way too much? When is the last time one could say, their insurance premiums went down? When is the last time you gave a person in need free medical care?

GuruMD stops the Emergency Room abuse and provides this cost savings to all!



The GuruMD team has developed a multi-tier Telemedicine platform, which offers significant cost savings to individuals, families, patients, hospitals, and businesses alike. GuruMD is the alternative to our broken healthcare system. By utilizing GuruMD, everyone can finally get some relief from the ever-rising cost of healthcare.



GuruMD Provides Real Solutions to Real Problems

Healthcare System Problems	GuruMD's Solutions

Patients:
- **Over utilizing Emergency Rooms** (3)
- Paying extremely high copays
- **Massive medical bills** (5)
- Difficulty locating doctors
- Long distance to Doctor's office
- **Wasted time in germ-infested waiting rooms**
- Uncomfortable
- Inconvenient



Patients:
- **Low acuity ailments treated from home**
- Pay lower copays
- Reduced medical bills
- Doctors at your fingertips
- No commute, no Doctor's office
- **No time wasted in the waiting room**
- From the comfort of your own space
- Convenient

Physicians:
- Stressed due to long hours
- Lower pay for more work load
- **Physician burnout is at ALL TIME highs** (4)
- Medical Doctors are not optimized, either forced to work at extremely busy facilities for nominal pay or slower facilities for insufficient pay
- Decreased job satisfaction
- **Excessive student loan payments**



Physicians:
- Normal hours, lower stress
- More pay for optimized work-load
- **Lower physician burnout**
- Medical Doctors are optimized so that no facility or staff member is overworked
- **Increased job satisfaction**
- **More pay for student loan payments**

Payers:
- Falling reimbursement rates
- Costly medical tests
- **Prescription price increases** (13)
- Excessive Emergency Room claims



Payers:
- **Plugging leaks to optimize reimbursement rates**
- Reduce number of medical tests
- Affordable tests due to strategic partnerships
- **Lower prescription costs through discounts**
- Reduced lab and imaging costs through discounts

Emergency Rooms/Medical Facilities:
- **Massive patient over-utilization with non-emergencies**
- Increasing non-payment issues
- **Physicians overwhelmed with high patient volume**
- Low acuity illnesses throughout Emergency Rooms
- **Hospital closures are on the rise throughout the United States**



Emergency Rooms/Medical Facilities:
- **Keep non-emergent patients out of the Emergency Room**
- Normalize payer reimbursements
- **Hospitals save money**
- **Reduce overall hospital closures throughout the United States**
- Extends non-emergent services to all medical care, labs, medications and imaging.

GuruMD Product Line

GuruConnect

"Connect" Patients with Doctors
Convenience and Reduced Costs



- Directly connects patients to medical doctors via mobile app & website.
- Reducing unnecessary Emergency Room and Urgent Care visits.
- Utilizes GuruPAY system to accept multiple payment options
- Contracted with multiple major private insurance companies
- Roadmap to include Crypto-Currency as payment
- Greater access to healthcare for all



GuruPOP

"Provider Optimization Platform"
Saving Healthcare Facilities Money

- GuruMD's proprietary virtual medicine platform allows a Board-Certified Physician to cover multiple facilities.
- A Doctor's medical presence has never been this POWERFULL, until now!
- GuruPOP provides extreme cost savings for All Parties involved.
- Patients, Payers, Medical Doctors, and Medical Facilities all save.

GuruROC

"Reduction of Claims"
Non-Insurance Benefit for Employers



- Employers directly contract with GuruROC
- Claims go directly to GuruROC and skip the insurance company
- Overall reduction of insurance claims filed by company employees
- Drastic reduction in health insurance premiums
- Added convenience and cost savings for employees

The GuruMD Mission

Provide superior telemedicine solutions emphasizing customer satisfaction and increased utilization through incentivization of all

parties involved!



GuruMD's straightforward objectives

- To restore accessible healthcare to all by providing immediate care through telemedicine.
- To reduce unnecessary Emergency Room and Urgent Care visits.
- To reduce hospital closures throughout the United States, thus saving countless lives.
- To ensure our clients receive the highest level of customer service.
- To minimize healthcare related costs for individuals, businesses, and healthcare facilities.
- To give back to society, through our Social Cause, providing care to those who cannot afford it.
- To change healthcare in a positive way for those who need it most.

By investing in GuruMD you're **investing in change**, that change ultimately saves lives!
Invest in saving lives, invest in GuruMD!

GuruMD's Vision for the Future

GuruMD's platform has traction, gaining much notoriety throughout The United States and Canada. Its robust platform and key partnerships have sparked traction throughout this region. GuruMD takes this momentum to businesses, by reducing sick visits and medical claims, resulting in lower insurance premiums. GuruMD targets insurance companies and Health Share Networks, offering its high level of medical services as an alternative to costly Emergency Room visits for low acuity illness, keeping costs and claims low, creating savings for all parties involved.

The market is rapidly developing, making it a perfect time to expand GuruMD's presence. GuruMD is now moving into phase two of its strategic marketing plan to attract new clients, including medical clinics and hospitals. Optimizing medical providers saves health systems countless dollars.



A Look at Our Marketplace


Telemedicine Market (2014 – 2025)



The global telemedicine market is forecast to reach USD $113.1 billion by 2025 (12), according to a new report by Grand View Research, Inc.

North America and Europe are projected to dominate the global telemedicine market during this time period. Driven by government initiative, they will increase adoption of telemedicine solutions, technological advancements, and efforts of key plays to expand their market presence in North America(12).

An increase in the geriatric population, a rise in the prevalence of chronic diseases such as diabetes, cardiovascular diseases, and others, and a surge in demand for self-care devices and mobile solutions is predicted to drive the market for years to come.

GuruMD delivers substantial cost savings, while offering a higher level of care. GuruMD increases utilization rates, optimizes patient care, impacting the healthcare industry unlike the alternatives: Teladoc, Doctor on Demand, MD Live and PlushCare.


Percentage Cost Allocation


GuruMD Financial Allocation – Growth Model

References

1. https://www.sciencedaily.com/releases/2017/10/171017091849.htm
2. http://zakipointhealth.com/overuse-emergency-rooms/
3. http://blog.bcbsnc.com/2015/08/how-non-emergency-er-visits-skyrocket-health-care-costs/
4. https://www.medscape.com/slideshow/2018-lifestyle-burnout-depression-6009235#13
5. http://www.ciproms.com/2018/01/exploring-anthems-new-policy-non-emergency-er-visits/
6. http://www.americantelemed.org/policy-page/state-policy-resource-center
7. https://hhs.texas.gov/sites/default/files/documents/services/health/medicaid-chip/provider-information/mco-resources/2018/8-17-18-telemedicine-telehealth-services-benefit-policy-language-upd.pdf
8. https://mhealthintelligence.com/news/are-providers-payers-putting-enough-into-telehealth-education
9. https://causegood.com/blog/cause-marketing-statistics/
10. https://www.grandviewresearch.com/press-release/global-telemedicine-industry
11. http://www.modernhealthcare.com/article/20171228/NEWS/171229930
12. https://www.mwe.com/en/thought-leadership/publications/2017/05/texas-embraces-telemedicine
13. https://www.cms.gov/Outreach-and-Education/Medicare-Learning-Network-MLN/MLNProducts/downloads/TelehealthSrvcsfctsht.pdf
14. http://www.cchpca.org/sites/default/files/resources/TELEHEALTH%20REIMBURSEMENT%202018%20FINAL%20.pdf

---

Phase 2 Completed - Family

GuruPay™ Phase 1 Completion

Team Expansion

Implement Marketing Strategy for

GuruMD Updates Integration of

























- **July 2017**: Formed LLC. Organized Phase 1 of platform
- **September 2017**: Phase 1 Completed. Synchronous video, mobile app, website, and e-prescription integration
- **November 2017**: Account Creation. Meet HIPPA/HiTech /HiTrust compliance. Begin Pilot for B2C functionality.
- **January 2018**: Phase 3 Initiation - athenaCollector integration. Initiate Phase 1 of GuruPay™ platform development
- **June 2018**: and Pilot Initiated. Successfully generate insurance claims through GuruPay™
- **June 2018**: GuruConnect™ Became Multistate. Insurance Contracts Obtained: Blue Cross, Humana, Cigna, HealthChoice, UHC and Ambetter
- **July 2018**: Hired Finance and Business Strategy specialist.
- **September 2018**: Addition of New Team Members. Relationship Coordinator and New Legal Counsel member
- **December 2018**: GuruMD 2019 season. Discuss partnerships with Brokers, Insurance companies and Employers (ANTICIPATED)
- **March 2019**: Implement medical specialty referral system. Targeting Psychiatry, Dentistry and Pediatrics (ANTICIPATED)
- **July 2019**: Wearable Devices. Cryptocurrency payment options. (ANTICIPATED)
- **October 2019**: Artificial Intelligence. Possible algorithmic approach to patient care (ANTICIPATED)

In the Press

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Meet Our Team

Clinton Osborn, MD.

Co-Founder/ President of GuruMD

Dr. Osborn is CEO, co-founder and president of GuruMD. As a Board-Certified Physician, he's practiced medicine throughout The United States, working in Emergency Rooms, Hospital Systems, and Clinics treating acutely ill patients. Dr. Osborn felt it was time for a change, fueling the creation of the GuruMD platform. His passion for Med-Tech/ Fin-Tech, including cryptocurrencies, are combined to address many inefficiencies in medicine, sparking the idea and creation of GuruMD. He currently participates in various community outreach programs, is an active member of the Texas Medical Association, American Telemedicine Association, and advocate for increased accessibility for patient medical care. Dr. Osborn completed his family medicine residency in 2010 from Texas Tech University Health Science Center of the Permian Basin. From Nov. 2015-Sept. 2017, Dr. Osborn has worked full time as an Emergency Medicine Physician at EmCare. In Sept. 2017, he founded GuruMD, and still serves as CEO and Director. Dr. Osborn dedicates 10% of his time as a practicing Physician and the other 90% to GuruMD.

Kassey Osborn, FNP-C

Co-Founder, COO, and Director of GuruMD

Kassey, co-found GuruMD in 2017, is an active Board-Certified Nurse Practitioner and Virtual medicine advocate. She helped lead, launch, and develop a disruptive Telemedicine platform straight out of the Silicon Hills of Austin, Texas. Kassey has traveled throughout the Lone Star State working in busy Emergency Rooms, Hospital Systems and Clinics. She is currently in charge of an active multi-state Virtual Medicine Pilot, www.gurumd.net, where she diagnoses, treats, and facilitates patient care, while leading the adaptation of the Platform. She led the development of the GuruPay™ system, designed to provide multiple payment options for the B2B sector as well as B2C. From 2015 - 2017, Kassey worked as a Nurse Practitioner in a busy Emergency Room and at a primary care clinic called Temple Walk-In Clinic. In Sept 2017, she co-founded GuruMD and works for the company full time as COO, CFO and Director.

J. Trevor Babyak

Business Strategy and Secretary

Trevor has served as GuruMD's Business Strategist and Secretary since 08/2018 . He founded CEO Symposium, in 12/2016. Prior thereto, between 01/2011 and 10/2016 he served as Program Administrator of the Bank CEO Network/ Bank Advisory Group where he was a financial analyst, providing bank stock valuations for community banks. Trevor graduated from Texas State University. Trevor devotes 90% of his time to GuruMD and 10% to CEO Symposium.

Wade Flasowski

Legal Counsel

Wade graduated from Texas Tech University and is a Litigation attorney at Fairchild Law Firm.

Bradley Westmoreland

Public Relations Specialist

Bradley graduated from Texas State University and is the Senior Manager, State Government Affairs at Genentech.

Offering Summary

Maximum 5,944,444* shares of Class B Common Stock ($1,069,999.92)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 55,555 shares of Class B Common Stock ($9,999.90)

Company	GuruMD Virtual Med, Inc.
Corporate Address	1515 S. Capital of Texas Hwy Suite, 105 Austin, TX 78746
Description of Business	Telemedicine Platform
Type of Security Offered	Class B Common Stock, deliverable in the form of tokens ("**GMD Tokens**")* (the "Shares", or the "Securities")
Purchase Price of Security Offered	$0.18 per share



Minimum Investment Amount (per investor)	$250.02
Company Repurchase Right	In the event of an institutional or venture financing for $1,000,000.00 or more, the Company may repurchase the shares sold in this offering at the greater of either (i) the valuation of the Company in the institutional financing, or (ii) 110% of the original purchase price.

**All tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*

Terms of Tokens

Class B Non-Voting Common Stock ("GMD" Tokens)

Description: Each "GMD" Token represents a single share of Class B Non-Voting Common Stock of the company, with rights and preferences as designated in the Certificate of Incorporation and summarized in the Offering Document.

- **Blockchain:** Ethereum
- **Exchanges:** We currently intend listing the token on SEC licensed exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** None.
- **Restrictions on Transfer:** 1 year from the closing of this Offering
- **Dividends/Distributions:** The Class B Non-Voting Common Stock participate together with the holders of Class A Voting Common Stock on all dividends and distributions declared by the Board of Directors.
- **Redemption Rights:** None.
- **Other:** None.

Please see Offering Document for complete set of rights and preferences.

The Company currently does not have a functional blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. If development is not completed, investors will still receive shares in book-entry form. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

The 10% Bonus for StartEngine Shareholders

GuruMD Virtual Med, Inc. will offer 10% additional bonus "GMD" Tokens for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of the campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class B Non-Voting Common Stock at $0.18 / share, you will receive 100 Class B Non-Voting Common Stock bonus shares, meaning you'll own 1,100 shares for $180. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "GURUMD VIRTUAL

MED, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF

AUGUST, A.D. 2018, AT 8:08 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

7034078 8100
SR# 20186380578

Authentication: 203327365
Date: 08-28-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION
OF
GURUMD VIRTUAL MED, INC.

Article I

The name of the corporation is GuruMD Virtual Med, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street – Corporation Trust Center, New Castle County, Wilmington, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common stock, consisting of: (i) Seventy Million (70,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Thirty Million (30,000,000) shares non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". Except as may be provided in this Certificate of Incorporation or required by law, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, with each holder of Class A Common Stock being entitled to one vote for each share of Class A Common Stock held of record by such holder on such matters. Except as required by law, the Class B Common Stock shall have no voting rights."

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:08 AM 08/28/2018
FILED 08:08 AM 08/28/2018
SR 20186380578 - File Number 7034078

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on August 28, 2018.



Jeffrey S. Marks, Incorporator